October 18, 2007

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tix Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 0-24592

Dear Ms. Singleton:

This letter sets forth the response of Tix Corporation (the “Company”) to the request from the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 28, 2007 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”), as filed by the Company with the Commission on March 30, 2007.

In connection with responding to the above referenced comment letter we are acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure of this and all filings it makes with the Commission.

•	Additionally we are aware the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Further, we are aware the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and

•
Lastly, we are aware the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments in our filings.

If you have any questions on the foregoing, please do not hesitate to contact me at 818-761-1002.

Sincerely,

/s/ Matthew Natalizio
Matthew Natalizio Chief Financial Officer Tix Corporation